Devago, Inc.

Calle Dr. Heriberto Nunez #11A

Edificio Apt. 104

Dominican Republic

March 2, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention:  Matthew Crispino

Re:          Devago, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 10, 2015

File No. 333-201319

Dear Matthew Crispino:

I write on behalf of Devago, Inc., (the “Company”) in response to Staff’s letter of February 25, 2015, by Matthew Crispino, Staff Attorney, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed February 10, 2015 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Prospectus Summary

Our Business, Page 5

1.             We note that you have paid SoftAddicts $15,000 for certain services and that SoftAddicts will begin the completion of release one of Hotchek once you fund $10,000. Please revise to clarify the services you received from SoftAddicts in exchange for your initial $15,000 payment and to clarify whether the $45 hourly rate is in addition to these amounts. Lastly, file any Statements of Work related to your Development Agreement with SoftAddicts.

In response to this comment, the Company clarified the services received from Softaddicts in exchange for the $15,000 payment. The Company also clarified that the $45 hourly rate going forward will be in addition to the $15,000 Softaddicts was already paid. There are no statements of work related to the Company’s development agreement with Softaddicts.

Use of Proceeds, page 19

2.             We note your response to prior comment 11 and the revisions made to the Use of Proceeds table on page 19. Please revise the table to show Net Proceeds of the offering as the Gross Proceeds minus the Offering Expenses and move the row showing Current Funds below the Net Proceeds row.

In response to this comment, the Company modified the table as requested.

Certain Relationships and Related Party Transactions, page 39

3.             Please revise to provide the information required by Item 404 of Regulation S-K with respect to your Demand Promissory Note with Mr. Crespo.

In response to this comment, the Company included the information required by Item 404 of Regulation S-K with respect to the Demand Promissory Note.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Jose Armando Acosta Crespo

Jose Armando Acosta Crespo

Enclosures:

Acknowledgment by the Company